                                                                                         David J. Levine
                                                                                         ASSOCIATE
                                                         PHONE 212-715-9121
                                                                                         FAX 212-715-8000
                                                                                         DJLEVINE@KRAMERLEVIN.com

        August 4, 2006

VIA EDGAR and FEDERAL EXPRESS
Ms. Elaine Wolff
Branch Chief
Division of Corporation Finance
Mail Stop 7010
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Trey Resources, Inc.
Amendment No. 2 to Registration Statement on Form SB-2
Filed August 4, 2006
File No. 333-133924

Dear Ms. Wolff:

On behalf of Trey Resources, Inc. (“we” or the “Company”), we respond as follows to the Staff’s comment letter dated July 28, 2006 relating to the above-captioned registration statement on Form SB-2. Captions and page references herein correspond to those set forth in Amendment No. 2 to the registration statement (“Amendment No. 2” or the “prospectus”), a copy of which has been marked against the changes from Amendment No. 1 to the registration statement filed on July 7, 2006. We are also delivering three (3) courtesy copies of such marked Amendment No. 2 to Jennifer Gowetski. Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

General

1.	Please file a marked copy of Amendment No. 1 on Edgar. In addition, please file a marked copy of any future amendments.

We have filed a marked copy of Amendment No. 1 on Edgar and will file marked copies of any future amendments.

2.
We note your response to prior comment 1 and the revised disclosure that you used the proceeds from advances under the equity line to repay outstanding principal and interest on promissory notes previously issued to Cornell in the aggregate principal

Ms. Elaine Wolff
August 4, 2006

amount of $2,700,000. Please expand your disclosure in the summary and throughout the prospectus to state the date each promissory note was issued, the date funds were received from Cornell under each of the promissory notes and the amounts received, and the date each payment was made by Cornell under the equity line. In addition, please disclose the material terms of each promissory note, including any associated fees. In this regard, we note the disclosure on page 2 that Cornell retained 6% of each advance on the promissory note.

We have expanded our disclosure in the summary and throughout the prospectus to state the date each promissory note was issued, the date funds were received from Cornell under each of the promissory notes and the amounts received. In addition, we disclosed the material terms of each promissory note, including any associated fees.

3.
Please revise to explain why the company issued promissory notes to Cornell in light of its ability to receive further funds under the equity line and discuss the relationship between the promissory notes and the equity line. In this connection please provide us with a copy of each of the promissory notes.

We have revised our disclosure to explain why the Company issued promissory notes to Cornell in light of its ability to receive further funds under the equity line and to discuss the relationship between the promissory notes and the equity line. Enclosed are copies of each of the promissory notes issued to Cornell.

4.	Please expand your disclosure to discuss and explain to investors the relevance of the “going concern” opinion issued by your auditors.

We have expanded our disclosure to discuss and explain the “going concern” opinion issued by our auditors in the Prospectus Summary and Management’s Discussion and Analysis.

Selling Stockholder, page 14

5.
We note your response to prior comment no. 7 and the omitted disclosure. As these promissory notes appear to be related to the equity line, we do not agree with your statement that the disclosure is not relevant to this offering. Please revise to include this disclosure and include the date issued and the amount of each promissory note. In addition, we note your statement that these promissory notes are not related in any way to the promissory notes representing the outstanding principal balance of $1,025,000 which were exchanged for convertible debentures. Please explain to us the basis for your statement. It appears that these promissory notes were part of a series of notes issued by the company to Cornell in connection with the equity line and these notes appear to be distinguishable from the notes exchanged for convertible debentures solely by the fact that these notes were repaid.

Ms. Elaine Wolff
August 4, 2006

We have revised this section to include the disclosure relating to these promissory notes and included the date issued and the amount of each promissory note. We have revised the prospectus to disclose that these promissory notes were part of a series of notes issued by the Company to Cornell in connection with the equity line and these notes are distinguishable from the notes exchanged for convertible debentures solely by the fact that these notes were repaid. There is no other basis in which to distinguish these notes from the notes exchanged for convertible debentures.

Management’s Discussion and Analysis, page 27

6.
We note your response to prior comment 9 that you have changed the disclosure to “reference a single equity line credit agreement.” Please explain whether the agreement was amended, the date of such amendment and the terms of the amendment.

The copies of the equity line agreement filed with the Commission on October 10, 2003 and November 11, 2003 were not the final versions of the agreement and were inadvertently filed by the Company with the Form SB-2 filings. On December 22, 2003, the Company filed the final version of the equity line agreement which contained all of the final terms. The equity line of credit agreement was not amended at any time.

If you have any questions, please do not hesitate me at the above telephone and facsimile numbers.

                    Very truly yours,

               /s/ David J. Levine
            David J. Levine

cc:   Mark Meller
    Scott S. Rosenblum, Esq.